Exhibit 4.5

SHARE UNITS GRANT AGREEMENT

To:	(Name of Participant)

Grant Date:	, 200[•]

Fiscal Year:	200[•]

Number of
Share Units:

Expiry Date:	No term or condition of this Grant Agreement may have the effect of causing payment of the value of a Share Unit to a Participant, to occur after December 31, 200

This Share Units Grant Agreement (this “Grant Agreement”) sets forth the terms on which Geac Computer Corporation Limited (the “Corporation”) grants to the Participant set forth above the number of Share Units set forth above pursuant to the terms of the Restricted Share Unit Plan (the “Plan”) adopted by the Corporation as of September 15, 2004.  Capitalized terms not defined herein shall have the meanings ascribed thereto in the Plan.  In the event of any conflict between the provisions set forth in the Plan and this Agreement, the Plan shall take precedence.  The terms and conditions of the Plan are incorporated into and form an integral part of this Grant Agreement. For the grant contemplated herein to become effective as of the Grant Date, the Participant must execute and return this Grant Agreement to the Corporation’s General Counsel.

Vesting

Notwithstanding the standard vesting schedule set forth in the Plan, the Share Units (and any additional Share Units credited in respect of such Share Units pursuant to Section 4.2 of the Plan) shall become Vested Share Units:

(a)                       as to       % of the Share Units set forth above on the first anniversary of the Grant Date set forth above,

(b)                      an additional       % on the second anniversary of the Grant Date, and

(c)                       the balance on the third anniversary of the Grant Date.

Notwithstanding the foregoing, (i) where the above vesting percentages would result in the vesting of a fractional Share Unit, such number shall be rounded down to the nearest whole Share Unit for purposes of determining the number of Vested Share Units as of such Vesting Date, and (ii) the Corporation may, at its option, subject to the Stock Exchange Rules and the Plan, determine in advance that the vesting of all or any portion of such Share Units shall accelerate upon a Reorganization or proposed Reorganization.

Restrictions on Transfer

The Share Units granted hereunder may not be sold, transferred, assigned, pledged, hypothecated, or otherwise encumbered by the Participant other than by operation of law.   Any such attempted disposition in contravention of this Agreement or levy of attachment or similar process shall be null and void.

Entire Agreement

This Agreement, together with the Plan, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to such subject matter.  No statement, representation, warranty, covenant or agreement not expressly set forth in this Agreement or the Plan shall affect or be used to interpret, change or restrict the express terms and provisions of this Agreement.

Binding Agreement

This Agreement shall be binding upon and inure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representatives of his or her estate and any other person who acquires the Participant’s rights in respect of the Share Units by inheritance.

DATED as of                               , 200    .

Geac Computer Corporation Limited

By:
Name:
Title:

The Participant hereby confirms and acknowledges the terms set forth above and acknowledges receipt of a copy of the Plan.  The Participant hereby further confirms and acknowledges that he or she has not been induced to enter into this Agreement or receive any Share Units by expectation of employment or continued employment with the Corporation or his or her employer.

Signed:
Participant